

09057920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67161

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2008_____ AND ENDING_____12/31/2008_____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Navy Federal Brokerage Services LLC*   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

_____12851 Worldgate Drive_____
(No. and Street)

Herndon	VA	20170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Cynthia Kirk_____   _____703-206-1304_____
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION   PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*   MAR 1 3 2009

_____PricewaterhouseCoopers, LLP_____
(Name – *if individual, state last, first, middle name*)   THOMSON REUTERS

1800 Tyson Boulevard	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FEB 2 6 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Thomas H. Yee___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Navy Federal Brokerage Services, LLC___ , as of ___February 20___ , 20_09___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navy Federal Brokerage Services, LLC
(Sec I.D. No. 8-67161)

Financial Statement and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2008

Navy Federal Brokerage Services, LLC
Index
December 31, 2008



PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Managers of
Navy Federal Brokerage Services, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member interest, and cash flows present fairly, in all material respects, the financial position of Navy Federal Brokerage Services, LLC (the "Company") at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, LLP

February 24, 2009

Navy Federal Brokerage Services, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash	$1,314,444
Receivables from broker dealer and clearing organizations	134,521
Accounts receivable	77,262
Prepaid expenses	132,956
Total Assets	1,659,183

Liabilities:

Accounts payable	239,702
Accrued liabilities	211,624
Total Liabilities	451,326

Member Interest:

Member's interest	3,500,000
Retained deficit	(2,292,143)
Total Member's Interest	1,207,857
Total Liabilities and Member's Interest	$1,659,183

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Service, LLC
Statement of Income
December 31, 2008

Revenue:

Securities and brokerage commission	$4,876,937
Insurance and fixed annuity commission	1,086,800
Interest and Miscellaneous income	37,835
Total revenue	6,001,572

Expenses:

Compensation, salaries and benefits	5,156,355
Professional and consulting services	1,235,344
Clearance fees	8,292
Office occupancy	848,134
Office operations	159,172
Marketing and promotional programs	263,120
Travel, meals and seminars	61,524
Licensing, registration, dues and subscriptions	228,629
Other expenses	40,882
Total expenses	8,001,452
Net loss	$(1,999,880)

Navy Federal Brokerage Services, LLC
Statement of Changes in Member Interest
Year Ended December 31, 2008

	Member's Interest	Retained Deficit	Total
Balance, December 31, 2007	$500,000	($292,263)	$207,737
Paid in member's interest	3,000,000	-	3,000,000
Net loss 2008	-	(1,999,880)	(1,999,880)
Balance, December 31, 2008	$3,500,000	(2,292,143)	$1,207,857

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:

Net loss	$(1,999,880)
Adjustments to reconcile net loss to net cash	
Provided by operating activities:	
(Increase) decrease in operating assets	
Receivables from broker dealer and	
clearing organization	106,601
Due from affiliate	(68,754)
Clearing deposit account	25,991
Account receivables	(2,428)
Prepaid expenses	(14,642)
Increase (decrease) in operating liabilities	
Due to affiliates	(18,134)
Accounts payables	7,192
Accrued liabilities	184,625
Other liabilities	(10)
Total adjustments	220,441
Net cash provided by operating activities	(1,779,439)
Cash flows from financing activities:	
Additional paid-in members' interest	3,000,000
Net cash provided by financing activities	3,000,000
Net increase in cash	1,220,561
Cash	
Beginning of the year	93,883
End of the year	$1,314,444

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   Navy Federal Brokerage Services, LLC (NFBS or the Company) is a wholly-owned subsidiary of Navy Federal Financial Group, LLC (NFFG), and ultimately a wholly-owned subsidiary of Navy Federal Credit Union (NFCU). NFCU is a federally chartered credit union domiciled in Virginia. NFBS was licensed in the state of Virginia to do business in September 2005, and is registered as an introducing broker-dealer. The Company's membership with the Financial Industries Regulatory Authority (FINRA) formerly National Association of Securities Dealer, Inc. (NASD) was approved in May 2006 and it began sales and trading operations in July 2006.

   The Company is a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services. Services are primarily provided to credit union members. The Company executes exchange listed and over the counter securities transactions on an agency capacity and clears on a fully-disclosed basis through Pershing LLC.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   NFBS prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles of the United States. The significant accounting policies followed by the company are summarized below:

   Cash
   Cash includes a money market savings account, which is payable on demand, held at Wachovia Bank N.A. and a checking account at Navy Federal Credit Union with funds totaling $58,000 for clearing company transactions.

   Clearing Deposit
   NFBS was required to maintain funds with Pershing LLC, their clearing broker-dealer at the request of CUNA Brokerage Services, Inc (CBSI) their provider of back office support. These funds can be used to settle differences for errors in trades that are not recouped from either the customer or NFBS. In October 2008, NFBS and CBSI mutually terminated their agreement and NFBS contracted with CUSO Financial Services, LLC (CFS) to perform these services. CFS does not require NFBS to maintain a clearing deposit at Pershing. The clearing deposit account was closed in December 2008 and the funds returned to NFBS.

Receivables from broker dealer and clearing organization
Receivables include funds due from CBSI, and CFS which represents cash balances and deposits with commissions and interest receivable from the Company's clearing broker less any fees that CBSI or CFS charges for the services they provide. CFS which is also an introducing broker-dealer provides back office support for NFBS through a tri-party agreement. Prior to October 1, 2008, these services were provided by CBSI. The Company is subject to credit risk should the clearing broker, CBSI or CFS be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by either of these counterparties. The carrying value approximates the fair value as the balance is short term. The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. All receivables due from the broker dealer and the clearing organization were received subsequent to year-end.

Revenue and Expenses
Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully-disclosed basis. Customers' security transactions are reported on a settlement date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commission earned on customer's investment in mutual funds, securities and insurance products are recorded on an accrual basis and are included in commission income.

Management fees are paid directly to NFFG for sales support, rent, marketing and administrative services.

Income Taxes
NFBS is a wholly-owned limited liability company and is considered a disregarded entity for federal tax purposes. Consequently the Company records no income tax expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Contingent Obligations

In the normal course of business the Company enters into contracts that confirm a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of loss to be remote.

4. Related Party Transactions

The Company contracts with NFFG to provide sales support, rent, marketing and administrative services. The contract is month-to-month with a 30 day right to cancel by either party. Total expenses incurred for the aforementioned services with NFFG totaled approximately $6,274,000 for the year ended December 31 2008. NFCU provides payroll processing services for NFFG. Commission due to employees of NFFG paid to NFCU was $327,200.

Receivables and Payables
Included in the accounts receivable as of 31 December 2008, is an amount due from NFAM of approximately $69,000. In accordance with the management agreement with NFAM, services and expenses used by employees appointed by both NFBS and NFAM are allocated to NFAM at month-end.

Included in the accounts payable as of 31 December 2008, are amounts due to NFFG and NFCU of approximately $131,000, and $100,000 respectively. These amounts represent, salary, commission, and benefit reimbursement for NFFG employees appointed by NFBS or support the business functions of NFBS.

Included in the accrued expenses as of 31 December 2008 is accrued salaries of $121,400 and commissions of $62,700 due to NFFG and NFCU respectively.

Capitalization

In January 2008, NFFG capitalized NFBS with $3,000,000 bringing the total investment in NFBS to $3,500,000.

5. Regulatory Requirements

NFBS is an introducing broker/dealer and does not carry or hold securities accounts for customers or perform custodial functions relating to customer securities. As a result, NFBS is exempt for rule 15c3-3. Exemption under Section (k)(2)(ii) is claimed, as other brokers clear all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to, customers.

As a broker-dealer and a FINRA member firm, the company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year and 15 to 1 thereafter. At 31 December 2008, the Company had net capital of $996,147 which was $946,147 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .45 to 1 at 31 December 2008.

Navy Federal Brokerage Services, LLC
Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Total member interest	$1,207,857
Deduct, member's interest not allowable for net capital	0
Total member's interest qualified for net capital	$1,207,857
Deductions and /or charges	
Total nonallowable assets from statement of financial condition	207,710
Net capital before haircuts on securities positions:	$1,000,147
Securities	0
Other (Fidelity bond deductible)	4,000
Net Capital	$ 996,147

Computation of basic net capital requirement

Aggregate indebtedness	$ 451,326
Net capital requirements based on the greater of $50,000 or six and two thirds percent of aggregate indebtedness	$ 50,000
Excess net capital	$ 946,417
Ratio of aggregate indebtedness to net capital	.45 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

There is no difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of January 26, 2009.

Navy Federal Brokerage Services, LLC
Schedule II – Computation for Determination of Reserve Requirement and Information Related to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company is exempt under the provisions of Rule 15-3-3 pursuant to Section (k)(2)(ii).



PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

To Board of Managers of
Navy Federal Brokerage Services, LLC:

In planning and performing our audit of the financial statements of Navy Federal Brokerage Services, LLC:
(the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards
generally accepted in the United States of America, we considered the Company's internal control over
financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of
expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on
the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the
effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have
made a study of the practices and procedures followed by the Company, including consideration of control
activities for safeguarding securities. This study included tests of compliance with such practices and
procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed by the Company
in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
   recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
   Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of controls
and of the practices and procedures referred to in the preceding paragraph, and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the
objectives of internal control and the practices and procedures are to provide management with
reasonable, but not absolute, assurance that assets for which the Company has responsibility are
safeguarded against loss from unauthorized use or disposition, and that transactions are executed in
accordance with management's authorization and recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above,
error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods
is subject to the risk that they may become inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or
employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 24, 2009

END